ACREX VENTURES LTD.

(“Company”)

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS

DATED  AUGUST 25, 2008

This quarterly MD & A covers the second quarter of the Company’s current fiscal year which ended June 30, 2008  – and the period to August 25, 2008.  It is to be read in conjunction with the Company’s audited financial statements, prepared to December 31, 2007.

1.

Overall Performance

(a)

Michaud, Ontario property – 50% Joint Venture interest held

In the Company’s MD & A dated May 15, 2008 it was disclosed the Company and its co-venturer had completed a 2,449 meter diamond drilling programme.  Printed below is the News Release the Company issued July 30, 2008 disclosing details of the drill programme and significant results from it.  No further work has been done on the property since the results were received.

“Acrex Ventures Ltd. (“Acrex”, TSX: AKV) and Moneta Porcupine Mines Inc. (“Moneta”, TSX: ME) are pleased to announce final results from the “55 Zone” Joint Venture drill program. A total of 2449 metres (m) was drilled in 8 holes.  All drill holes intersected gold mineralization, with best results from holes MA-08-43, MA-08-44 and MA-08-49, drilled in the more central portion of the zone.  Previous drilling returned notable drilled width intersections in MA-04-25 (12.76 g/t Au over 4.30m within 11.50m of 5.86 g/t Au),  MA-02-06 (7.54 g/t Au over 6.50m within 4.81 g/t Au over 12.0m), and more recently MA-05-30 with an intercept of 8.99 g/t Au over 4.50m within a 7.40m alteration zone averaging 5.81 g/t gold.

Highlights from the current drilling include the zones intersected in MA08-43 and MA08-49.  Notable in MA08-49 is an intersection of 9.68 g/t Au over 27.75 metres drilled width with a peak value of 49.03 g/t Au over 1.00 metres.  Within this zone are five narrow quartz vein or stringer intercepts each of which may be up to 0.30 metres in true width, intersecting the drill core at variable but generally very low core angles, with the result that a significant portion of the vein intersections carrying the higher grades were drilled down-dip.  The overall zone is defined by intense ankerite/pyrite alteration with gold values typically ranging from 2 to 5 g/t gold. A similar orientated vein carrying visible gold in the same geological setting was intersected in MA08-43 returning 42.09 g/t Au over 2.90 metres drilled width, with a peak vein value of 187.99 g/t Au over 0.50 metres.  The results confirm the high grade and well mineralized gold tenor of these very narrow veins and due to their orientation, the true width of the two zones is significantly reduced and will have to be determined by an additional drill program,

The “55 Zone” is hosted by altered Timiskaming greywackes and sandstones along the ultramafic/Timiskaming sedimentary contact and on strike with Moneta’s Southwest (624,500 oz.; historical Barrick gold resource) and WIndjammer South Zones (154,000 oz. :Cargill NI 43-101 inferred resource June 13, 2008) to the east-northeast.  To date only 26 drill holes have been completed in the “55 Zone” (Michaud JV: 14, Acrex: 7, Barrick: 5) with significant gold mineralized intervals reported previously.  Drill holes were laid out to generate additional data points and complete sections within the zone in order to facilitate a resource estimate to NI 43-101 standards and determine parameters for a follow-up drill program.

The summary table below details significant intersections:

Drill Hole	From (m)	To (m)	Drilled width (m)	Au (g/t)

MA08-43	67.20	71.00	3.80	5.05
	80.90	83.80	2.90	*42.09
incl.	82.10	82.60	0.50	*,4,5 187.99
	171.50	173.50	2.00	5.65

	177.50	185.70	8.20	4.50
incl.	179.25	184.00	4.75	6.25
	226.00	226.50	0.50	8.92

MA08-44	117.80	119.15	1.35	4.09
	132.50	140.00	7.50	2.24
incl.	134.50	135.00	0.50	*12.41
	160.55	162.00	1.45	5.48
	179.95	181.65	1.70	6.49
	237.75	239.20	1.45	2.53
	249.63	252.00	2.37	1.54
	284.40	288.90	4.50	2.71
	291.10	292.53	1.43	2.15

MA08-45	148.00	151.75	3.75	1.16
incl.	148.50	149.00	0.50	3.62
	179.00	180.00	1.00	1.92
	183.00	184.00	1.00	1.11
	190.35	191.00	0.65	2.67
	200.00	202.00	2.00	1.59
	215.00	216.00	1.00	1.20
	233.00	233.50	0.50	4.04
	236.40	238.00	1.60	1.27
	242.00	244.00	2.00	1.22
	249.00	250.00	1.00	2.13
	257.00	257.50	0.50	,4 14.61
	289.00	289.42	0.42	4.38

MA08-46	46.00	47.00	1.00	1.43
	56.75	59.00	2.25	2.24

MA08-47	74.40	77.00	2.60	3.17
incl.	75.00	75.80	0.80	8.57
	136.00	137.00	1.00	1.20

MA08-48	61.00	62.00	1.00	7.21
	122.00	123.00	1.00	2.02
	126.50	130.00	3.50	1.76
incl.	126.50	127.15	0.65	4.58
	144.00	145.00	1.00	1.63
	180.00	181.00	1.00	3.22

MA08-49	127.00	154.75	27.75	*,4 9.68
incl.	128.00	128.65	0.65	*,4 22.49
and	139.50	140.50	1.00	*,4 49.03
and	144.50	145.50	1.00	*,4 29.01
and	145.50	146.55	1.05	*,4 24.39
and	147.15	148.60	1.45	*,4 30.06
	159.00	163.00	4.00	3.41
	172.00	179.00	7.00	* 5.67
incl.	177.10	179.00	1.90	* 14.03
	189.55	197.00	7.45	6.42
	240.60	243.20	2.60	6.33

MA08-50	44.00	45.00	1.00	2.76
	48.00	49.00	1.00	2.04
	109.00	114.40	5.40	3.25
incl.	111.40	112.75	1.35	6.01

(*)

Includes metallic assay results where completed.

Notes (1,2,and 3 are applicable to all intersections):

1.

Simple weighted average of duplicates and checks used.

2.

Intervals are drilled widths in metres.

3.

Drill hole dips are all initially -50° and azimuth of 340°

4.

Significant downdip component

5.

Visible gold (VG) noted

Assaying

Diamond drill core logging and sampling follows general industry practices. Logged and sample marked core is sawn in half with one half bagged and tagged for shipment to the assay laboratory with the remaining half of the sawn core returned to the core box for storage and future reference. Blanks and a range of standards are inserted into the sample stream at regular intervals. Up to 15% of the pulps are submitted to a second laboratory as checks. Initial assays and routine duplicates as well as later gold metallic analyses were completed by Swastika Laboratory, while check assays and their duplicates were completed by Expert Laboratories. Both laboratories follow industry standard fire assay techniques.

R. Skeries, P.Geo., is the Qualified Person for the purposes of NI 43-101 and technical data contained herein.”

(b)

Optioned Spanish Mountain, British Columbia, Property

In 2007  based on the results of the 2006 exploration drill program the Company initiated a diamond drilling programme on its Spanish Mountain property, located near Likely, British Columbia.   The Company completed a total of 1943.4 meters (6376 feet) of diamond drilling in 11 drill holes on the property. Targets were defined by the results of an airborne geophysical survey completed earlier in 2007.

Significant results returned from core samples taken from the 2007 drilling are summarized in the following table. All significant results were obtained from samples taken from drill holes 07SpM-01 and 07SpM-02. The maximum single hole depth was 309 m (1,015 feet). The highest gold value of 2.42 g/t gold was returned from a sample taken from 279 m to 280.5 m depth in hole 07SpM-01. This hole was drilled to intersect the down-dip extension of a gold bearing horizon intersected in 2006, drill hole 06SpM-15. 06SpM-15 returned two gold intersections grading 2.54 g/t over 1.51 m and 2.29 g/t over 1.52 m.

Drill Hole	From (m)	To(m)	Width(m)	Au g/t
07SpM-01	279.00	280.50	1.50	2.42
07SpM-02	175.50	177.00	1.50	0.22
07SpM-02	177.00	178.50	1.50	0.17
07SpM-02	178.50	180.00	1.50	0.20
07SpM-02	180.00	181.50	1.50	0.29
07SpM-02	181.50	183.00	1.50	0.14
07SpM-02	183.00	184.50	1.50	0.24
07SpM-02	184.50	186.06	1.56	0.22
07SpM-02	210.50	212.00	1.50	0.31
07SpM-02	212.00	213.50	1.50	0.20
07SpM-02	213.50	215.00	1.50	0.20

07SpM-02	215.00	216.50	1.50	0.20
07SpM-02	216.50	218.00	1.50	0.54
07SpM-02	218.00	219.50	1.50	1.59
07SpM-02	225.50	227.00	1.50	0.83
07SpM-03 to 07SpM-11	No Significant Results

The Company’s consultants concluded that these results indicate that the sedimentary rocks on the Acrex property contain sediment-hosted gold-bearing vein potential in the area drilled by holes 06SpM-15, 07SpM-01 and 07SpM-02. These drill holes were all completed along the east border of the Hepburn Lake portion of the Acrex claims immediately adjacent to the border with Skygold's property.

Exploration, including extensive diamond drilling, is progressing by other companies on properties immediately adjoining the Acrex claims.  Acrex is monitoring the progress and results of these programmes to assist in locating targets on the Acrex claims.

The Company has maintained its option on the Spanish Mountain property by making a required allotment of 50,000 shares to the Optionor together with a cash payment of $20,000 in July, 2008.  No field work is presently planned for the 2008 season.

Perry Grunenberg, P.Geo. is the Qualified Person for the purposes of NI 43-101 with respect to the Spanish Mountain property.

(c)

Optioned Don’s Lake Property.

In February 2008 the Company entered into an agreement to option a 100% interest in the 1,344 hectare Don's Lake mineral property located approximately 120 kilometres north of Sioux Lookout in northwestern Ontario. The property, comprised of 84 claim units covers a 5 km - long Fault Zone referred to as the Don's Lake Shear Zone shown by lighogeochemistry to be prospective for gold and uranium mineralization.

In July 2008, Acrex contracted Abitibi Geophysics of Val d'Or Quebec to complete an Induced Polarization (IP) survey on the Don's Lake property. The survey was 15.8 kilometres of geophysical coverage on 100 metre spaced lines along the Don’s Lake Shear Zone. Abitibi provided a report indicating areas for follow-up work and potential drill targets.  Acrex plans to follow up favourable geophysical targets with 1,000 metres of diamond drilling planned to commence in late September pursuant to a drilling contract with Boreal Drilling.

(d)

Optioned Honeymoon Property

In February Acrex entered into an agreement to option a 100% interest in the Honeymoon Copper-Gold Mineral Claims.  The road accessible property is located in south-central British Columbia, approximately 80 kilometres northeast of the city of Kamloops,B.C.

The property lies 25 km south of the Harper Creek, volcanogenic sulphide deposit of Yellowhead Mining Inc. The Harper Creek Deposit has a NI 43-101 measured and indicated resource of 538.4 million tonnes grading 0.32% copper and an additional Inferred resource of 64.7 million tonnes grading 0.34% copper (Ref.: www.yellowheadmining.com).

Prospecting by the Optionor located several malachite stained mineral showings on the Honeymoon property that carry copper and silver values. Grab samples from four of the showings were assayed by the Optionor and found to carry copper values ranging from 0.62% to 0.86% copper with elevated silver values ranging from 5.88 to 35.3 g/tonne. Petrographic studies completed by the Company’s geologist show the mineralization, comprised of chalcopyrite and pyrite, occurs in a metasedimentary rock and may be of syngenetic origin. Syngenetic suphide deposits found elsewhere in the world have large tonnage potential.

In early 2008, Acrex completed prospecting and rock sampling of outcrops exposed along road cuts on the property.  Samples submitted to EcoTech Laboratory in Kamloops, B.C., returned up to 0.78% copper.

Acrex also completed line surveying and grid layout over two prospective areas of the property in preparation for geochemical and geophysical sampling, to be completed later in the year.  Acrex also completed GIS compilations of data from government and industry sources to assist in targeting areas for further work.

The company is currently planning an exploration program of geological mapping and geochemical sampling to assess this large property. The initial program will focus on investigating the recently discovered copper mineralization. Where warranted, targets will be further tested with a program of trenching and diamond drilling.

(e)

Financing

The Company did no financing between April 1, 2008 and August 25, 2008.

2.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	June 30/08	Mar. 31/08	Dec. 31/07	Sept. 30/07	June 30/07	March 31/07	Dec. 31/06	Sept. 30/06	June 30/06
(a) Net sales or total revenues	$0.00	$0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$0.00	$0.00	$0.00
(b) Loss before extraordinary items - total - per share undiluted - per share diluted*	97,087 0.01	115,442 0.01	250,860 0.01	146,406 0.01	133,532 0.01	138,426 0.01	129,774 0.01	109,706 0.01	177,301 0.01
(c) Net loss (gain) - total - per share undiluted - per share diluted*	97,087 0.01	(220,058) (0.01)	250,860 0.01	146,406 0.01	133,532 0.01	138,426 0.01	129,774 0.01	109,706 0.01	177,301 0.01

*As the effect of any dilution is to reduce the reported loss per share or extraordinary gain per share, fully diluted loss per share information has not been shown.

The differences in the figures between the various quarters is due only to the varying levels of activity by the Company.  The gain of $220,058 recorded in the previous quarter was as a result of the Company booking, on a one-time basis, an essentially artificial “Future Income Tax Recovery” of $335,500.

3.

Liquidity

At the end of the quarter-end – June 30, 2008 - the Company had net working capital of $1,498,029.  The Company has no financial commitments other than to pay its monthly general and administrative expenses and monthly management and directors’ fees – and to pay the costs of any exploration work to which the Company had committed.

4.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year – except that:

(a)

the Company pays $9,000 per month to a company which is wholly owned by Mr. Malcolm Powell – in payment for Mr. Powell’s management of the Company – as well as $3,062 per quarter for the rental of office equipment.

(b)

Frank Lang is paid a monthly director’s fee of $2,500.  The Company pays rent expenses of $1,390 per month to a company in which Frank Lang is a common director.

(c)

Carl Jonsson is a principal in the law firm which acts as the Company’s Solicitors – and accordingly receives a benefit from the fees paid to the law firm for legal services rendered – which are rendered almost exclusively by Mr. Jonsson.  In  the quarter covered by this MD & A the legal fees were $8,800.

5.

Other MD & A Requirements

(a)

Additional information relating to the Company – including the audited annual financial statements and MD&A for the fiscal year ended December 31, 2007 - have been filed on SEDAR and are available at www.sedar.com.   Information about the Company may also be seen on its website at www.acrexventures.com.  Reference is also made to the Company’s 20F Annual Registration Statement dated April 25, 2008 which has been filed with the United States Securities and Exchange Commission on EDGAR – and with Canadian securities regulators, on SEDAR, as its Annual Information Form.

(b)

As the Company has not had any revenue from operations in its last two financial years the following additional information is provided:

(A)

Breakdown of exploration costs for the Company’s six month periods ending June 30, 2008 with comparative figures for the six month period ending June 30, 2007:

	June 30, 2008 $	June 30, 2007 $
Assays Consulting Lodging Drilling Field vehicles Surveying and linecutting Other Support	76,716 39,911 - 164,197 - 11,560 484 -	- 9,476 - 60,684 - 9,090 6,321 6,854
Totals:	292,868	92,425

(B)

General and administration expenses.

Breakdown of general and administration expenses for the Company’s six month periods ending June 30, 2008 with comparative figures for the six month period ending June 30, 2007.

	June 30, 2008 $	June 30, 2007 $
Accounting Consulting Filing fees Insurance Investor relations Legal fees & disbursements Management fees Office and general Promotion and travel Rent Transfer agent fees Advertising	44,300 3,348 5,300 13,500 24.051 25,792 69,000 21,501 20,984 8,340 5,430 7,016	33,333 19,287 7,694 2,300 57,300 24,180 69,000 26,176 20,082 3,540 8,296 3,935
Totals:	$248,562	$275,101

(c)

Outstanding share data – as at August 25, 2008:

(i)

The Company has 40,660,447 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has 3,550,000 share purchase options outstanding entitling the purchase of:

-

565,000 shares exercisable at $0.28 per share before November 4, 2008.

-

485,000 shares exercisable at $0.12 per share before July 7, 2010.

-

100,000 shares exercisable at $0.12 per share before October 13, 2010.

-

100,000 shares exercisable at $0.12 per share before December 5, 2010.

-

100,000 shares exercisable at $0.30 per share before June 19, 2011.

-

50,000 shares exercisable at $0.30 per share before June 29, 2011.

-

100,000 shares exercisable at $0.20 per share before February 7, 2012.

-

650,000 shares exercisable at $0.16 per share before July 2, 2012

-

1,400,000 shares exercisable at $0.16 per share before December 17, 2012

(iii)

The Company has 7,699,755 share purchase warrants outstanding entitling the purchase of:

-

6,675,755 shares exercisable August 14-August 16, 2009 at $0.50 per share.

-

1,024,000 shares exercisable August 14-August 16, 2009 at $0.23 per share.

8.

Financial and Other Instruments

The Company’s financial instruments consist of cash, term deposits, amounts receivable,

 and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

9.

Controls

(a)

Evaluation of disclosure controls and procedures

Public companies are required to perform an evaluation of disclosure controls and procedures annually and to disclose management’s conclusions about the effectiveness of these disclosure controls and procedures in its annual Management’s Discussion and Analysis. The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports, and is recorded, processed, summarized and reported within the time periods specified as required by securities regulations.

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2007 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer, and the Chief Financial Officer, believes that they are sufficient to provide reasonable assurance that the Company’s disclosures are compliant with securities regulations.

(b)

Internal controls over financial reporting

As at December 31, 2007 management of the Company is responsible for evaluating the design of internal control over financial reporting. The Chief Executive Officer and Chief Financial Officer, together with other members of management, after having designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with Generally Accepted Accounting Principles as of December 31, 2007, have not identified any changes to the Company’s internal control over financial reporting in the latest interim reporting period that would materially affect, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.